STATE OF DELAWARE
CERTIFICATE OF MERGER OF
DOMESTIC CORPORATIONS

Pursuant to Title 8, Section 251(c) of the Delaware General Corporation Law, the undersigned corporation executed the following Certificate of Merger:

FIRST: The name of the surviving corporation is Cazador Acquisition Corporation Ltd., and the name of the corporation being merged into this surviving corporation is Net Element, Inc.

SECOND: The Agreement of Merger has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations.

THIRD: The name of the surviving corporation is Cazador Acquisition Corporation Ltd., a Delaware corporation.

FOURTH: The Certificate of Incorporation of the surviving corporation shall be its Certificate of Incorporation and, upon effectiveness of the merger, Article I of such Certificate of Incorporation shall be amended in its entirety to read as follows:

“The name of this Corporation is Net Element International, Inc.”

FIFTH: The merger is to become effective on October 2, 2012.

SIXTH: The Agreement of Merger is on file at BBVA Building, P1, 254 Muñoz Rivera Avenue, San Juan, Puerto Rico 00918, the place of business of the surviving corporation.

SEVENTH: A copy of the Agreement of Merger will be furnished by the surviving corporation on request, without cost, to any stockholder of the constituent corporations.

IN WITNESS WHEREOF, said surviving corporation has caused this certificate to be signed by an authorized officer, the 2nd day of October, A.D., 2012.

By:	/s/Francesco Piovanetti
Authorized Officer

Name:	Francesco Piovanetti
Print or Type Name

Title:	Chief Executive Officer